Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

August 12, 2020

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Christopher Edwards

Dorrie Yale

Michael Fay

Jeanne Baker

Re:	resTORbio, Inc.

Amendment No. 1 to

Registration Statement Form S-4

Filed July 29, 2020

File No. 333-239372

Ladies and Gentlemen:

On behalf of our client, resTORbio, Inc. (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 1 to the Registration Statement on Form S-4 (the “Amendment No. 1 Form S-4”) contained in the Staff’s letter dated August 6, 2020 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Amendment No. 1 Form S-4 and is submitting an Amendment No. 2 (the “Amendment No. 2 Form S-4”) together with this response letter. The Amendment No. 2 Form S-4 also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Amendment No. 2 Form S-4 submitted herewith where the revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used herein as defined in the Amendment No. 2 Form S-4.

The responses provided herein are based upon information provided to Goodwin Procter LLP. In addition to submitting this letter via EDGAR, we are sending via email a copy of each of this letter and the Amendment No. 2 Form S-4 (marked to show changes from the Amendment No. 1 Form S-4).

Amendment No. 1 to Form S-4, filed July 29, 2020

The Merger

Background of the Merger, page 160

1.

We note your revised disclosures in response to prior comment 11. Please revise to clarify any negotiations that resulted in the April 15 counterproposal, which required that there be positive trial results by the end of September 2020 and a commercialization agreement within the following nine months, being developed into the final agreement.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 173-74 of the Amendment No. 2 Form S-4 in response to the Staff’s comment.

resTORbio Business

resTORbio’s Product Pipeline, page 254

2.	We note your response to prior comment 17. Please shorten the arrow in the pipeline table for RTB101 in COVID-19 to reflect that you have only recently initiated Phase 2 for that indication.

RESPONSE: The Company respectfully advises the Staff that it has revised the pipeline chart on page 254 of the Amendment No. 2 Form S-4 in response to the Staff’s comment.

Adicet Intellectual Property, page 310

3.

We note your revised disclosure that Adicet has patents with upcoming expiration dates beginning as soon as 2021. Please discuss whether you expect the expiration of these patents to have a material effect on Adicet’s business, including any impact on future operations and the financial position of the company. Please also specify the expiration dates for the Regeneron patents to clarify your disclosure on page 312 regarding the duration of the royalty term under the Regeneron agreement.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 310 of the Amendment No. 2 Form S-4 in response to the Staff’s comment.

In response to the Staff’s portion of the comment related to the disclosure of when the Regeneron patents underlying the royalty terms of the Regeneron agreement are expected to expire, the Company respectfully advises the Staff that, as the Regeneron agreement involves a multi-year collaboration across multiple current and prospective product candidates, intellectual property that is or may become licensed under the Regeneron agreement involves numerous patent families that are in various stages of prosecution in numerous countries and is still evolving and under development, and that Adicet Bio, Inc. (“Adicet”) expects that Adicet and Regeneron will continue to file patents and patent applications that will be subject to the Regeneron agreement. Given that such intellectual property rights are expected to continue to evolve and develop, the Company believes that disclosure regarding expiration of patent rights would not accurately reflect the anticipated royalty terms, would not materially enhance an investor’s understanding of the Regeneron agreement and may be potentially misleading. Furthermore, the Company believes that its disclosure of the “specified number of years” portion of the duration of royalty obligations, as disclosed on pages 312, 346, 356, F2-23 and F3-13 of Amendment No. 2 to the Form S-4, will provide investors with more useful, current and accurate information about the royalty terms under the Regeneron agreement.

Consolidated Financial Statements of resTORbio, Inc., page F-1

4.

We note that resTORbio filed its Form 10-Q for the quarterly period ended June 30, 2020. Please update the financial statements of resTORbio in this filing as required by Rule 3-12(a) of Regulation S-X. In addition, update the related pro forma financial statements.

RESPONSE: The Company respectfully advises the Staff that it has revised its Unaudited Interim Financial Statements beginning on page F-1 of the Amendment No. 2 Form S-4. The Company has also revised the Comparative Historical and Unaudited Pro Forma Per Share Data and the Unaudited Pro Forma Condensed Combined Financial Information beginning on page 25 and page 394, respectively, of the Amendment No. 2 Form S-4 in response to the Staff’s comment.

Sincerely,

/s/ Andrew H. Goodman
Andrew H. Goodman

cc:	Chen Schor, Chief Executive Officer, resTORbio, Inc.